MEMORANDUM
TO:	Jaea Hahn Dave Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	June 14, 2018
SUBJECT:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on May 14, 2018, relating to the reorganization of the JNL/Invesco Mid Cap Value Fund into JNL/MFS Mid Cap Value Fund, each a series of the JNL Series Trust (the "Registrant")
File No.: 333-224908

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments to the Registration Statement received via telephone on May 31, 2018 and June 11, 2018.

The comments are repeated below in italics, with responses immediately following. The defined terms used in this letter have the same meaning as in the Registration Statement.

A.	General Comments

1.	Please disclose the timing requirements of the mailing of the shareholder notice and meeting date.

RESPONSE: Please note that the Registrant is using the "full-set delivery" option for the proxy statements (i.e., sending the notice, full proxy statement, and proxy cards together). The Registrant's bylaws require not less than 7 days' notice to shareholders.

2.
On page 14 of the combined proxy statement/prospectus, please include disclosure in the "Board Considerations" section that provides for the business rationale of the Reorganization per Item 4 (a)(3) of Form N-14. Additionally, please also include this language in the letter to Contract Owners.

RESPONSE: The Registrant has updated the disclosure.

3.
In the fifth paragraph of the letter to Contract Owners in the combined proxy statement/prospectus, please disclose what factors could delay the closing date and what impact delaying the closing date would have on shareholders.

RESPONSE: The Registrant has updated the disclosure.

4.	Please confirm or update the bracketed information throughout combined proxy statement/prospectus.

RESPONSE: The Registrant has confirmed and updated the disclosure, as appropriate.

5.
On page 1 of the combined proxy statement/prospectus, in the "Summary" section, please consider using the defined terms "Invesco Fund" and "MFS Fund" instead of "Acquired Fund" and "Acquiring Fund" as they are the terms used in the proposal.

RESPONSE: The Registrant respectfully declines to revise the disclosure on page 1 of the combined proxy statement/prospectus.  We believe the cover page of the combined proxy statement/prospectus adequately identifies and defines the Invesco Fund as the "Acquired Fund" and the MFS Fund as the "Acquiring Fund."

6.
On page 3 of the combined proxy statement/prospectus, in the fourth bullet point, please explain why the total annual fund operating expense ratio and management fee for the MFS Fund will be lower than that of the Invesco Fund, and explain why it will be lower.

RESPONSE: The Registrant has updated the disclosure.

7.
In the fifth bullet point on page 3 of the combined proxy statement/prospectus, please explain why the actual management fees for the Funds each exceeded the maximum management fees for the fiscal year ended December 31, 2017. Also, please explain why the management fees in this paragraph are different than those in the fee table provided. Please confirm if fees in this bullet point include the administration fee payable to the adviser as well as the actual management fee.

RESPONSE: The Registrant has updated the disclosure.

8.
In the sixth bullet point on page 3 of the combined proxy statement/prospectus, please clarify if the 100% transfer of holdings means there will be repositioning of the Acquired Fund's assets and holdings prior to the Reorganization.

RESPONSE: The Registrant has updated the disclosure to reflect that approximately 35% of the Acquired Fund's current holdings will be transferred to the Acquiring Fund in connection with this Reorganization and that prior to the Reorganization the Acquired Fund will sell approximately 65% of its holdings and invest the proceeds in securities that the Acquiring Fund wishes to hold.

9.
In the seventh bullet point on page 3 of the combined proxy statement/prospectus, please explain if the referenced transaction costs are related the repositioning of the Funds prior to the Reorganization, or explain why the transaction costs are expected to be incurred.

RESPONSE: The Registrant has updated the disclosure to reflect that approximately 35% of the Acquired Fund's current holdings will be transferred to the Acquiring Fund in connection with this Reorganization and that prior to the Reorganization the Acquired Fund will sell approximately 65% of its holdings and invest the proceeds in securities that the Acquiring Fund wishes to hold.

10.
On page 4 of the combined proxy statement/prospectus, please confirm that the fees presented in the Annual Fund Operating Expenses table are the most current fees, and if not, please update to reflect a more current time period, as applicable.

RESPONSE: The Registrant has updated the disclosure.

11.
On page 5 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these strategies before the table in the "Comparison of Investment Objectives and Principal Investment Strategies" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

12.
On page 7 of the combined proxy statement/prospectus, in the table in the "Comparison of Investment Objectives and Principal Investment Strategies" section, please update the disclosure in the last row under "Acquiring Fund – MFS Fund" to note that the fund is diversified.

RESPONSE: The Registrant has updated the disclosure.

13.
On page 7 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these risks before the table in the "Comparison Principal Risk Factors" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

14.
On page 9 of the combined proxy statement/prospectus, in the table in the "Comparison of Fundamental Policies" section, please update the disclosure in the row (5) to note that the parenthetical language in the column "Acquired Fund – Invesco Fund" should be noted as a fundamental policy for the MFS Fund.

RESPONSE: The Registrant has updated the disclosure.

15.	On page 14 of the combined proxy statement/prospectus, in the "Description of the Securities to be Issued" section, please confirm the distribution fees are the same for both Funds.

RESPONSE: The Registrant has updated the disclosure.

16.	On page 14 of the combined proxy statement/prospectus, in the "Board Considerations" section, please include disclosure describing any adverse considerations by the Board.

RESPONSE: The Registrant has updated the disclosure.

17.
On page 17 of the combined proxy statement/prospectus, in the section entitled "Management Fees," please explain why the MFS Fund has a revised advisory fee schedule and supplementally confirm that the Invesco Fund's advisory fee schedule as of April 30, 2018 will remain the same as disclosed in the table.

RESPONSE: The Registrant has updated the disclosure. Additionally, the Registrant confirms that the advisory fee is as of April 30, 2018 and will not change prior to the Reorganization.

18.
On page 18 of the combined proxy statement/prospectus, in the section entitled "Management Fees," please state if the assets of the Invesco Fund will place the MFS Fund in a new breakpoint in the sub-advisory fee schedule upon completion of the Reorganization.

RESPONSE: The Registrant has updated the disclosure.

19.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the letter to Contract Owners, the "Comparative Performance Information" section, and the "Financial Highlights" section of the combined proxy statement/prospectus (in addition to the existing reference in the "Pro Forma Financial Information" section, beginning on page C-2).

B.	Accounting Comments

1.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the letter to Contract Owners, the "Comparative Performance Information" section, and the "Financial Highlights" section of the combined proxy statement/prospectus (in addition to the existing reference in the "Pro Forma Financial Information" section, beginning on page C-2).

2.
Please confirm supplementally that the fees and expenses reflected on page 4 of the combined proxy statement/prospectus, in the "Comparative Fee and Expense Tables" section, are current fees and expenses for each Fund.  Additionally, please include disclosure on page 4 of the combined proxy statement/prospectus, stating that the fees and expenses reflected are the current fees and expenses for each Fund.

RESPONSE: The Registrant confirms that the fees and expenses in the "Annual Fund Operating Expenses" table are the current fees and expenses. Additionally, the Registrant has also revised the disclosure to state this.

3.
On page 4 of the combined proxy statement/prospectus, "Comparative Fee and Expense Tables" section, please include disclosure explaining why the expenses ratios in the combined proxy statement/prospectus differ from those included in the those provided in the Registrant's December 31, 2017 Annual Report.

RESPONSE:  The Registrant has updated the disclosure.

4.
On pages 3-4 of the combined proxy statement/prospectus, please explain why there are transaction costs associated with this Reorganization if 100% of the Acquired Fund's holdings will be transferred to the Acquiring Fund in connection with this Reorganization.

RESPONSE: The Registrant has updated the disclosure to reflect that approximately 35% of the Acquired Fund's current holdings will be transferred to the Acquiring Fund in connection with this Reorganization and that prior to the Reorganization the Acquired Fund will sell approximately 65% of its holdings and invest the proceeds in securities that the Acquiring Fund wishes to hold.

5.
On page 12 of the combined proxy statement/prospectus, in the "Capitalization" section, please confirm whether the disclosure should be enhanced relating to transaction costs associated with this Reorganization as 100% of the Acquired Fund's holdings will be transferred to the Acquiring Fund in connection with this Reorganization.

RESPONSE: The Registrant has updated the disclosure to reflect that approximately 35% of the Acquired Fund's current holdings will be transferred to the Acquiring Fund in connection with this Reorganization and that prior to the Reorganization the Acquired Fund will sell approximately 65% of its holdings and invest the proceeds in securities that the Acquiring Fund wishes to hold.

6.
In the first bullet point on page 15 of the combined proxy statement/prospectus, please explain why there are transaction costs associated with this Reorganization if 100% of the Acquired Fund's holdings will be transferred to the Acquiring Fund in connection with this Reorganization.

RESPONSE: The Registrant has updated the disclosure to reflect that approximately 35% of the Acquired Fund's current holdings will be transferred to the Acquiring Fund in connection with this Reorganization and that prior to the Reorganization the Acquired Fund will sell approximately 65% of its holdings and invest the proceeds in securities that the Acquiring Fund wishes to hold.

7.
On page C-2 of the Proxy Statement, in the "Pro Forma Financial Information" section, please include the information from the estimated fees footnote and valuation disclosure as provided in the Registrant's December 31, 2017 Annual Report.

RESPONSE: The Registrant has updated the disclosure.

8.
On page C-2 of the combined proxy statement/prospectus, in the "Pro Forma Financial Information" section, please explain why there are transaction costs associated with this Reorganization if 100% of the Acquired Fund's holdings will be transferred to the Acquiring Fund in connection with this Reorganization.

RESPONSE: The Registrant confirms the transaction costs are accurate. Registrant has updated the disclosure to reflect that approximately 35% of the Acquired Fund's current holdings will be transferred to the Acquiring Fund in connection with this Reorganization and that prior to the Reorganization the Acquired Fund will sell approximately 65% of its holdings and invest the proceeds in securities that the Acquiring Fund wishes to hold.

9.
In the sixth paragraph on page C-2 of the combined proxy statement/prospectus, in the "Pro Forma Financial Information" section, please correct the typo relating to the net asset amounts of the Acquired Fund, Acquiring Fund, and Combined Fund.

RESPONSE: The Registrant has updated the disclosure.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

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